UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-42042

ZEEKR Intelligent Technology Holding Limited

(Exact Name of Registrant as Specified in Its Charter)

No. 1388 Minshan Road

Xinqi Street, Beilun District

Ningbo, Zhejiang

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZEEKR Intelligent Technology Holding Limited

Date: July 1, 2024	By:	/s/ Conghui An
Name: Conghui An
Title: Chief Executive Officer